TENANTWIZ SOFTWARE CORPORATION

650 South Hill Street, #J-4

Los Angeles, CA 90014

(866) 993-6879

______________________________________________________________________________

VIA FASCIMILE (202-551-3853)

AND EDGAR CORRESPONDENCE

January 3, 2008

Mark P. Shuman

Branch Chief – Legal

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:

TenantWiz Software Corporation

Registration Statement on Form SB-2

File Number 333-147106

Dear Mr. Shuman,

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for TenantWiz Software Corporation (the “Company”).  We request that the registration statement be made effective as of January 7, 2008 at 5:00 p.m. EST, or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TenantWiz Software Corporation

/s/ Robert Kanaat

Robert Kanaat

President